SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Listed Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

CALL NOTICE

TIM Participacoes SA hereby informs its shareholders, the market in general and other interested parties regarding the following:

Due to an instability in the  “Informações Periódicas – IPE” of the Securities Commission in Brazil (CVM), and in compliance with CVM Instruction No. 358 Section 2, we inform that the disclosure of the 2011 consolidated results, scheduled for February 15th, 2012, as schedule in the Corporative Calendar filed in the same system on February 3, 2012, will be made on February 16, 2012 before the market opening.

We apologize for the inconvenience.

Rio de Janeiro, February 15th,  2012.

Rogerio Tostes
Investor Relations Officer

Rio de Janeiro, 15 de fevereiro de 2012.

Rogerio Tostes
Investor Relations Officer
 of TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 16, 2012	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.